SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 19, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosure:  Press Release dated February 19, 2008

Corporatem Express NV

PRESS RELEASE	For more information:
Media Relations:
+31 (0)20 651 10 34

Investor Relations:
+31 (0)20 651 10 42

CORPORATE EXPRESS: UNSOLICITED PROPOSAL BY STAPLES

Amsterdam, the Netherlands, 19 February 2008 - Corporate Express NV confirmed receipt of an unsolicited proposal made by Staples today.

Corporate Express is of the opinion that this proposal significantly undervalues the company and fails to reflect Corporate Express’ prospects. We do not believe the proposal is in the best interests of our shareholders and other stakeholders. We therefore reject this proposal and reiterate our commitment to pursuing our declared strategy.

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Financial calendar

Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008
Publication first quarter results 2008:	Wednesday 7 May 2008
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008

About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information

Analysts / investors: Carl Hoyer	Telephone:+31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone:+31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  February 19, 2008